SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

EVERGREEN SOLAR, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.0% SENIOR CONVERTIBLE NOTES DUE 2013
(Title of Class of Securities)
30033RAC2
(CUSIP Number of Class of Securities)
and
13.0% CONVERTIBLE SENIOR SECURED NOTES DUE 2015
(Title of Class of Securities)
30033RAD0
(CUSIP Number of Class of Securities)

Michael El-Hillow
President and Chief Executive Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752
(508) 357-2221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John R. Utzschneider, Esq. J.Q. Newton Davis, Esq. Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000	Christian M. Ehrbar, Esq. General Counsel and Corporate Secretary Evergreen Solar, Inc. 138 Bartlett Street Marlboro, Massachusetts 01752 (508) 357-2221	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$208,000,000 (3)	$14,830.40
$165,000,000 (4)	$11,764.50

(1)	Estimated for purposes of calculating the amount of the filing fee only. This tender offer statement relates to the exchange by Evergreen Solar, Inc. of up to $100,000,000 aggregate principal amount of its new 4.0% Convertible Subordinated Additional Cash Notes due 2020 for up to $200,000,000 of its currently outstanding 4.0% Senior Convertible Notes due 2013 and up to $165,000,000 aggregate principal amount of its new 7.5% Convertible Senior Secured Notes due 2017 for up to $165,000,000 of its currently outstanding 13.0% Convertible Senior Secured Notes due 2015.

(2)	The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000713.

(3)	Represents the value of the amount of 4.0% Senior Convertible Notes due 2013 that the issuer may receive from tendering holders in the exchange offers described herein.

(4)	Represents the value of the amount of 13% Convertible Senior Secured Notes due 2015 that the issuer may receive from tendering holders in the exchange offers described herein.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26,594.90	Filing Party:	Evergreen Solar, Inc.
Form or Registration No.:	S-4	Date Filed:	December 6, 2010

Amount Previously Paid:	$570.40	Filing Party:	Evergreen Solar, Inc.
Form or Registration No.:	S-4/A	Date Filed:	December 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1 through 9 and 11
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT
     This Amendment No. 5 (“Amendment No. 5”) to the issuer tender offer statement on Schedule TO (as amended, this “Schedule TO”) is being filed by Evergreen Solar, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offers”) (i) an aggregate principal amount of up to $100,000,000 of its new 4.0% Convertible Subordinated Additional Cash Notes due 2020 (the “New 4% Notes”) for an aggregate principal amount of up to $200,000,000 of its currently outstanding 4.0% Senior Convertible Notes due 2013 (the “Existing 4% Notes”) and (ii) an aggregate principal amount of up to $165,000,000 of its new 7.5% Convertible Senior Secured Notes due 2017 (the “New 7.5% Notes”) for an aggregate principal amount of up to $165,000,000 of its currently outstanding 13.0% Convertible Senior Secured Notes due 2015 (the “Existing 13% Notes”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”), filed with the Securities and Exchange Commission on February 9, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Registration Statement on Form S-4, File No. 333-171001, filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2010, as amended by the Post-Effective Amendment No. 1 thereto filed on January 27, 2011 and Post-Effective Amendment No. 2 thereto filed on February 7, 2011 (the “Registration Statement”) and the related Amended and Restated Letter of Transmittal and Consent for the Exchange Offers (the “Letter of Transmittal”), which are filed as Exhibits (a)(4)(A), (a)(4)(B), (a)(4)(C), (a)(4)(D) and (a)(1)(D), respectively, to this Schedule TO.
     Only those items amended and supplemented are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO and the Letter of Transmittal remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 5 should be read in conjunction with the Schedule TO, the Prospectus and the Letter of Transmittal.
     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offers hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO, except that the information is hereby amended and supplemented to the extent specifically provided herein.
Item 1 through 9 and 11.
      Items 1 through 9 and Item 11 of this Schedule TO are hereby amended and supplemented by adding the following:
     The Exchange Offers and Consent Solicitation expired at 5:00 p.m., New York City time, on February 11, 2011. U.S. Bank National Association, the exchange agent for the Exchange Offers and Consent Solicitation, advised the Company that as of the expiration date, holders of approximately $45.4 million aggregate principal amount of the Existing 4% Notes had tendered, and not withdrawn, Existing 4% Notes for exchange. Because the total principal amount of Existing 4% Notes tendered is less than the maximum amount the Company would accept in the Exchange Offer for the Existing 4% Notes, all of the Existing 4% Notes validly tendered and not withdrawn have been accepted for exchange pursuant to the terms of this Exchange Offer.
     Based on the modified “Dutch auction” process described in the Company’s Prospectus dated February 9, 2011, the Clearing Exchange Ratio for this Exchange Offer is $500 principal amount of New 4% Notes per $1,000 principal amount of Existing 4% Notes.
     An aggregate principal amount of approximately $203.8 million of Existing 4% Notes will remain outstanding following the consummation of the 4% Exchange Offer, and approximately $22.7 million in principal amount of New 4% Notes will be issued to holders whose Existing 4% Notes were accepted for exchange. The aggregate principal amount of New 4% Notes issued to any holder will be rounded down to the nearest $1,000 and any fractional portion of New 4% Notes will be paid in cash.
     The Company expects that the settlement of the 4% Exchange Offer will occur on February 17, 2011. The Company will pay in cash all accrued and unpaid interest on Existing 4% Notes accepted for exchange to but excluding the settlement date. Effective on the settlement date, the Company will no longer pay interest on any Existing 4% Notes that are accepted for exchange, and interest will begin to accrue on the New 4% Notes commencing on the settlement date.
     Less than $50.0 million aggregate principal amount of Existing 13% Notes were tendered in the Exchange Offer for the Existing 13% Notes. Because the minimum tender and consent conditions were not met, the Company will not accept any Existing 13% Notes for exchange and will not amend the indenture governing the Existing 13% Notes.
      The full text of the press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Letter of Transmittal and Consent.

(a)(1)(B)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)*	Letter to Clients.

(a)(1)(D)*	Amended and Restated Letter of Transmittal.

(a)(1)(E)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Amended and Restated Letter to Clients.

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Prospectus dated January 3, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on January 3, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(B)	Preliminary Prospectus dated January 27, 2011 (incorporated herein by reference to the Company’s Preliminary Prospectus filed with the Commission on January 27, 2011 forming a part of the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(C)	Preliminary Prospectus dated February 7, 2011 (incorporated herein by reference to the Company’s Preliminary Prospectus filed with the Commission on February 7, 2011 forming a part of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(D)	Prospectus dated February 9, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on February 9, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-171001).

(a)(5)	Press Release issued December 6, 2010 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2010, File No. 000-31687).

(a)(6)	Press Release issued January 3, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2011, File No. 000-31687).

(a)(7)	Press Release issued January 27, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 27, 2011, File No. 000-31687).

(a)(8)	Press Release issued February 1, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 2, 2011, File No. 000-31687).

(a)(9)	Press Release issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 7, 2011, File No. 000-31687).

(a)(10)	Press Release issued February 9, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 9, 2011, File No. 000-31687).

(a)(11)	Press Release issued February 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2011, File No. 000-31687).

(a)(12)	Press Release issued February 14, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 14, 2011, File No. 000-31687).

(b)	None.

(d)(1)	Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(2)	First Supplemental Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(3)	Indenture, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(4)	Pledge and Security Agreement, dated as of April 26, 2010, by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(5)	Collateral Trust Agreement, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein, U.S. Bank National Association, as Trustee and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(6)	Form of Amended and Restated Pledge and Security Agreement (incorporated by reference to Exhibit 4.10 of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(d)(7)	Form of Amended and Restated Collateral Trust Agreement (incorporated by reference to Exhibit 4.11 of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(g)	None.

(h)	Tax Opinion of Bingham McCutchen LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement on Form S-4 filed December 22, 2010, File No. 333-171001).

* Previously filed with the Schedule TO.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERGREEN SOLAR, INC.

Dated: February 14, 2011	By:	/s/ Michael El-Hillow
	Name:	Michael El-Hillow
	Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)*	Letter of Transmittal and Consent.

(a)(1)(B)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)*	Letter to Clients.

(a)(1)(D)*	Amended and Restated Letter of Transmittal.

(a)(1)(E)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Amended and Restated Letter to Clients.

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Prospectus dated January 3, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on January 3, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(B)	Preliminary Prospectus dated January 27, 2011 (incorporated herein by reference to the Company’s Preliminary Prospectus filed with the Commission on January 27, 2011 forming a part of the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(C)	Preliminary Prospectus dated February 7, 2011 (incorporated herein by reference to the Company’s Preliminary Prospectus filed with the Commission on February 7, 2011 forming a part of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-171001).

(a)(4)(D)	Prospectus dated February 9, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on February 9, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-171001).
(a)(5)	Press Release issued December 6, 2010 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2010, File No. 000-31687).

(a)(6)	Press Release issued January 3, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2011, File No. 000-31687).

(a)(7)	Press Release issued January 27, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 27, 2011, File No. 000-31687).

(a)(8)	Press Release issued February 1, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 2, 2011, File No. 000-31687).

(a)(9)	Press Release issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 7, 2011, File No. 000-31687).

(a)(10)	Press Release issued February 9, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 9, 2011, File No. 000-31687).

(a)(11)	Press Release issued February 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2011, File No. 000-31687).

(a)(12)	Press Release issued February 14, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 14, 2011, File No. 000-31687).

(b)	None.

(d)(1)	Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(2)	First Supplemental Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(3)	Indenture, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(4)	Pledge and Security Agreement, dated as of April 26, 2010, by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(5)	Collateral Trust Agreement, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein, U.S. Bank National Association, as Trustee and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(6)	Form of Amended and Restated Pledge and Security Agreement (incorporated by reference to Exhibit 4.10 of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(d)(7)	Form of Amended and Restated Collateral Trust Agreement (incorporated by reference to Exhibit 4.11 of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-171001).

(g)	None.

(h)	Tax Opinion of Bingham McCutchen LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement on Form S-4 filed December 22, 2010, File No. 333-171001).

* Previously filed with the Schedule TO.